Exhibit 4.1
Restricted Stock Unit Award Agreement
This Restricted Stock Unit Award Agreement (this “Award Agreement”) represents the agreement by Tekelec (“Tekelec” or the “Company”) to grant to you (the “Employee”) a Restricted Stock Unit Award on the terms and conditions set out below in connection with Tekelec’s proposed acquisition of your employer,                                          (the “Employer”). This Restricted Stock Unit Award is being made as an inducement to you to continue your employment with the Employer and to thereby become a member of the Tekelec group of companies upon Tekelec’s acquisition of your Employer.

Name:

Employee ID #:

Effective Date of Grant:	The grant of Restricted Stock Units under this Award Agreement shall become automatically effective on the date on which Tekelec completes the acquisition of your Employer, provided you are an employee of the Company (or any of its affiliates, including your Employer) on the date of the acquisition. The date of grant is referred to in this Award Agreement as the “Grant Date.”

Number of Restricted Stock Units:

Nature of Restricted Stock Units:	Each Restricted Stock Unit represents the right to receive one share (“Share”) of Tekelec Common Stock, without par value (“Common Stock”), to be issued and delivered at the end of the applicable vesting period, subject to the risk of cancellation as described in the Terms and Conditions attached hereto.

Vesting Schedule:	The Restricted Stock Units will vest in four equal annual installments vesting on the anniversary of the Grant Date in each of 2011, 2012, 2013 and 2014, provided that with respect to each such vesting of an installment you remain an employee of the Company (or any of its affiliates, including the Employer) from the Grant Date through the vesting date. Upon vesting, the Shares represented by vested RSUs will be automatically issued and delivered on (or as soon as practicable after) each vesting date.

Forfeiture:	If you cease to serve as an employee of the Company (or any of its affiliates, including the Employer) for any reason, whether or not your employment is terminated with or without cause, by resignation or as a result of death or disability, any Restricted Stock Units which are not vested as of the date of such termination shall not vest and shall automatically be cancelled and forfeited for no value and without any issuance of Shares.

Taxes:	Payment of the applicable taxes in connection with the vesting of Restricted Stock Units must be made by check or in such other manner as is permitted or required by the Company at the time of vesting (see Section 6(c) of the Restricted Stock Unit Terms and Conditions attached hereto).
By signing below, you accept the grant of this Restricted Stock Unit Award and agree that this award is subject in all respects to this Restricted Stock Unit Award Agreement and the Restricted Stock Unit Terms and Conditions attached hereto. You further acknowledge and agree that (i) you have carefully reviewed this Restricted Stock Unit Award Agreement (including the Restricted Stock Unit Terms and Conditions attached hereto) and (ii) this Restricted Stock Unit Award Agreement sets forth the entire understanding between you and the Company regarding this Restricted Stock Unit Award and supersedes all prior or contemporaneous oral and written agreements with respect thereto.

[Tekelec and you expressly request that this Agreement be drafted in English. Tekelec et vous-même avez expressément requis que cette entente soit rédigée en anglais]

TEKELEC

By:		, 2010
Date

Print Name:

Title:

, 2010

Employee	Date

Restricted Stock Unit Award Agreement
Restricted Stock Unit Terms and Conditions
The following Restricted Stock Unit Terms and Conditions apply to the Restricted Stock Unit Award granted by Tekelec, a California corporation (“Tekelec” or the “Company”), to the Employee whose name appears on the Restricted Stock Unit Award Agreement cover page to which these Restricted Stock Unit Terms and Conditions are attached.
1.	Grant.
(a)	A Restricted Stock Unit is a bookkeeping entry that represents the right to receive one Share to be issued and delivered at the end of the applicable vesting period, subject to a risk of cancellation and to the other terms and conditions set forth in the Restricted Stock Unit Award Agreement, including these Restricted Stock Unit Terms and Conditions (together, this “Award Agreement”), and subject to any additional restrictions and other terms and conditions established by the Company.

(b)	The Company shall establish and maintain accounts for the Employee in which the Company shall record Restricted Stock Units and the transactions and events affecting such units. Restricted Stock Units and other items reflected in the account will represent only bookkeeping entries by the Company to evidence the Company’s unfunded obligations.
2.	Vesting of Restricted Stock Units Awards.
(a)	Upon each vesting date for the Restricted Stock Unit Award (each, a “Vesting Date”), one Share of Common Stock shall be issuable for each Restricted Stock Unit that vests on such date, subject to the terms and provision of this Award Agreement. Following vesting, the Company will issue and transfer such Shares to the Employee as soon as administratively feasible following satisfaction of any required withholding tax obligations as provided in Section 6 below. Notwithstanding anything to the contrary set forth herein, delivery of Shares pursuant to a Restricted Stock Unit Award shall be made no later than 2-1/2 months after the close of Tekelec’s first taxable year in which such Shares are no longer subject to a substantial risk of forfeiture (within the meaning of Section 409A of the Code).

(b)	To the extent the Restricted Stock Units vest and Shares are issued and delivered to the Employee, such Shares will be free of the terms and conditions of this Award Agreement.

(c)	No rights of a shareholder shall exist with respect to the Restricted Stock Units as a result of the mere grant of the Restricted Stock Units. Such rights shall exist only after the issuance of Shares following the applicable Vesting Date.
3.	Delivery of Shares upon Vesting of Restricted Stock Units. Restricted Stock Units (if not previously forfeited) will automatically be settled on or about the Vesting Dates set forth on the cover pages of this Restricted Stock Unit Award Agreement, provided that the Employee remains employed by the Company (or any of its affiliates) through the applicable Vesting Date. The Company may make delivery of Shares upon vesting of Restricted Stock Units either by (i) delivering one or more stock certificates representing such Shares to the Employee, registered in the name of the Employee, or (ii) depositing such Shares into an account maintained for the Employee and established in connection with any Company plan or arrangement providing for investment in Common Stock of the Company, including without limitation any on-line securities account maintained by the Employee with E*TRADE Securities LLC (any such provider of on-line securities accounts being hereinafter referred to as “E*TRADE”) as an employee of Tekelec (or any of its affiliates). All certificates for Shares and all Shares shall be subject to such stop transfer orders and other restrictions as the Company may deem advisable under the rules, regulations and other requirements of the U.S. Securities and Exchange Commission, any stock exchange or quotation system upon which the Shares are then listed or quoted, and any applicable federal or state securities law, and the Company may cause a legend or legends to be put on any such certificates (or other appropriate restrictions and/or notations to be associated with any accounts in which such Shares are held) to make appropriate reference to such restrictions. Notwithstanding anything to the contrary set forth herein, delivery of Shares pursuant to a

Restricted Stock Unit shall be made no later than 2-1/2 months after the close of the Company’s first taxable year in which such Shares are no longer subject to a substantial risk of forfeiture (within the meaning of Section 409A of the Code).
4.	Waiver of Forfeiture. The Company may, when it finds that a waiver would be in the best interests of the Company and subject to such terms and conditions as it deems appropriate in its sole discretion, waive in whole or in part any remaining vesting restrictions with respect to this Restricted Stock Unit Award or any other conditions set forth in this Award Agreement.

5.	Rights of the Employee. Unless the Company otherwise provides, the Employee shall have no rights as a shareholder of the Company with respect to the Restricted Stock Units. The Company may, in its discretion, establish procedures pursuant to which its payment of any Restricted Stock Unit may be deferred in a manner that would not trigger the adverse tax consequences under Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”).

6.	Taxes.
(a)	Responsibility of the Employee. The Employee is responsible for any taxes, including for greater certainty any and all applicable withholdings at source including for social security, federal or provincial pension plans, employment insurance, unemployment insurance, health insurance, workers compensation, occupational health and safety, required to be withheld under federal, state, provincial, foreign or local law in connection with: (i) the vesting of the Restricted Stock Unit Award and the issuance and delivery of Shares to the Employee, or (iii) any other event occurring pursuant to this Award Agreement (collectively, “Taxes”).

(b)	Payment in Cash. The Employee may elect to pay to the Company an amount sufficient to cover such Taxes by delivering to the Company a check or by such other means as the Company may establish or permit.

(c)	Cashless Exercise. If permitted by the Company at the time of vesting and subject to the Employee’s compliance with the Company’s securities trading policy (as in effect from time to time), the Employee may elect to pay the Company his or her obligations for the payment of such Taxes through a special sale and remittance procedure commonly referred to as a “cashless exercise” or “sell to cover” transaction pursuant to which the Employee (or any other person(s) entitled to receive the Shares upon vesting) shall concurrently provide irrevocable written instructions:
(i)	to E*TRADE (through the Employee’s on-line account) to effect the immediate sale of a sufficient number of the Shares acquired upon the vesting of the Restricted Stock Units to enable E*TRADE to remit, out of the sales proceeds available upon the settlement date, sufficient funds to Tekelec to cover all applicable Taxes required to be withheld by Tekelec by reason of such vesting and/or sale; and

(ii)	to Tekelec to deliver any certificate(s) or other evidence of ownership for such sold Shares directly to E*TRADE in order to complete the sale transaction.
(d)	Payment by Withholding of Shares. If permitted or required by the Company at the time of vesting, the Company may retain that number of whole Shares which would otherwise be deliverable in connection with the Restricted Stock Unit Award upon vesting and which have a Fair Market Value sufficient to satisfy the amount of the Taxes required to be withheld. For purposes of this Award Agreement, the term “Fair Market Value” shall mean, with respect to Shares, the fair market value per Share on the date of determination as determined by the Board of Directors (“Board”) or its designated committee (“Committee”) in its sole discretion, exercised in good faith; provided, however, that where there is a public market for the Common Stock, the fair market value per Share shall be the average of the closing bid and asked prices of the Common Stock on the date of determination (or, if there are no such prices for such date, on the first preceding day on which there were such reported prices) as reported by The Wall Street Journal or as reported in such other manner as the Compensation Committee of the Company’s Board of Directors (the “Committee”) deems reliable and consistent with the requirements of Code Section 409A, or, in the event the Common Stock is listed on a stock exchange, the fair market value per Share shall be the closing sales price on such exchange on the date of determination (or, if there are no sales on such date, on the first preceding day on which there were reported sales), as reported by The Wall Street Journal or as reported in such other manner as the Committee deems reliable and consistent with the requirements of Code Section 409A.
(e)	Company Rights. Any election by the Employee pursuant to this Section 6 above shall be made in writing on such form or electronically in such manner (including without limitation through the Employee’s on-line E*TRADE account) as shall be prescribed by the Company for such purpose. The Company also reserves the right to withhold Taxes, in accordance with any applicable law, from any compensation or other amounts payable to the Employee and/or (ii) the Shares otherwise issuable to the Employee.
7.	Termination of Employment. If the Employee ceases to serve as an employee of the Company for any reason and his or her Continuous Status as an Employee is terminated, whether or not your employment is terminated with or without cause, by resignation or as a result of death or disability, the Employee’s Restricted Stock Units which are not vested as of the date of such termination shall not vest and shall automatically be cancelled and forfeited for no value and without any issuance of Shares. For this purpose, the term “Continuous Status as an Employee” shall mean the absence of any interruption or termination of employment by or service to the Company. Continuous Status as an Employee shall not be considered interrupted in the case of sick leave, military leave or any other leave of absence approved by the Committee or in the case of transfers between locations of the Company. Notwithstanding the foregoing, the determination of whether a termination of employment or service has occurred shall be made in a manner consistent with Section 409A of the Code, to the extent necessary to avoid the adverse tax consequences thereunder.

8.	Nontransferability of Restricted Stock Units. This Restricted Stock Unit Award may not be sold, pledged, assigned, hypothecated, gifted, transferred or disposed of in any manner either voluntarily or involuntarily by operation of law, other than transfers between spouses incident to a divorce. Subject to the foregoing, the terms of this Restricted Stock Unit Award shall be binding upon the executors, administrators, heirs, successors and assigns of the Employee. The Shares issued upon vesting of the Restricted Stock Unit Award will not be subject to restrictions on transfer under this Section 8.

9.	No Dividend Equivalents. The Employee shall not be entitled to receive, currently or on a deferred basis, any payments (“Dividend Equivalents”) equivalent to cash, stock or other property paid by the Company as dividends on the Company’s Common Stock prior to the vesting of the Restricted Stock Units.

10.	Adjustment upon Change in Corporate Structure.
(a)	Subject to any required action by the shareholders of the Company, the number and type of shares covered by any outstanding Restricted Stock Units granted hereunder shall be proportionately adjusted for any increase or decrease in the number of issued Shares resulting from a stock split, reverse stock split or combination or the payment of a stock dividend (but only on the Company’s Common Stock) or reclassification of the Common Stock or any other increase or decrease in the number of issued shares effected without receipt of consideration by the Company (other than stock awards to employees, consultants and/or directors); provided, however, that the conversion of any convertible securities of the Company shall not be deemed to have been effected without the receipt of consideration. Any such adjustment shall be determined in good faith by the Company in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under this Award Agreement, and the Company’s determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issue by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or Restricted Stock Units subject to this Award Agreement.

(b)	In the event of the proposed dissolution or liquidation of the Company, or in the event of a proposed sale of all or substantially all of the assets of the Company (other than in the ordinary course of business), or the merger or consolidation of the Company with or into another corporation, as a result of which the Company is not the surviving and controlling corporation, the Board shall, to the extent such action would not trigger the adverse tax consequences under Code Section 409A, (i) make provision for the assumption of outstanding Restricted Stock Units by the successor corporation, (ii) accelerate the vesting of Restricted Stock Units, or (iii) cause any Restricted Stock Unit outstanding as of the effective date of any such event to be cancelled in consideration of a cash payment or grant of an alternative award (whether by the Company or any entity that is a party to the transaction), or a combination thereof, to the holder of the cancelled award, provided that such payment and/or grant are substantially equivalent in value to the fair market value of the cancelled award as determined by the Company.
(c)	No fractional shares of Common Stock shall be issuable on account of any action aforesaid, and the aggregate number of shares subject to the Restricted Stock Unit Award, when changed as the result of such action, shall be reduced to the largest number of whole shares resulting from such action.
11.	No Enlargement of Rights.
(a)	This Restricted Stock Unit Award shall not confer upon the Employee any right to continue in the employment of the Company or limit in any respect the right of the Company to discharge the Employee at any time, with or without cause and with or without notice. Neither this Award Agreement nor any other action taken pursuant to the Award Agreement shall constitute or be evidence of any agreement or understanding, express or implied, that the Company will retain the Employee as an employee for any period of time, or at any particular rate of compensation.

(b)	The Employee shall have with respect to the Restricted Stock Unit Award only such rights and interests as are expressly provided herein, subject, however, to all applicable provisions of the Company’s Articles of Incorporation, as the same may be amended from time to time.
12.	Miscellaneous.
(a)	Successors and Assigns. This Restricted Stock Unit Award Agreement shall bind and inure only to the benefit of the parties to this Restricted Stock Unit Award Agreement (the “Parties”) and their respective permitted successors and assigns.

(b)	No Third-Party Beneficiaries. Nothing in this Restricted Stock Unit Award Agreement is intended to confer any rights or remedies on any persons other than the Parties and their respective permitted successors or assigns. Nothing in this Restricted Stock Unit Award Agreement is intended to relieve or discharge the obligation or liability of third persons to any Party. No provision of this Restricted Stock Unit Award Agreement shall give any third person any right of subrogation or action over or against any Party.

(c)	Amendments.
(i)	The Company reserves the right to amend the terms and provisions of this Restricted Stock Unit Award without the Employee’s consent to comply with any federal or state securities law.

(ii)	Except as specifically provided in subsection (i) above, this Restricted Stock Unit Award Agreement shall not be changed or modified, in whole or in part, except by supplemental agreement signed by the Parties. Either Party may waive compliance by the other Party with any of the covenants or conditions of this Restricted Stock Unit Award Agreement, but no waiver shall be binding unless executed in writing by the Party making the waiver. No waiver or any provision of this Restricted Stock Unit Award Agreement shall be deemed, or shall constitute, a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver. Any consent under this Restricted Stock Unit Award Agreement shall be in writing and shall be effective only to the extent specifically set forth in such writing.

(iii)	It is intended that the Restricted Stock Units shall not be subject to any interest or additional tax under Section 409A of the Code. In the event Code Section 409A is amended after the date hereof, or regulations or other guidance are promulgated after the date hereof that would make a Restricted Stock Unit subject to the provisions of Code Section 409A, then the terms and conditions of this Award

Agreement shall be interpreted and applied, to the extent possible, in a manner to avoid the imposition of the provisions of Code Section 409A.
(d)	Unfunded Status of the Arrangement This Award Agreement is intended to constitute an “unfunded” plan for incentive compensation. With respect to any payments not yet made to the Employee by the Company, nothing contained herein shall give the Employee any rights that are greater than those of a general creditor of the Company. In its sole discretion, the Company may authorize the creation of trusts or other arrangements to meet the obligations created under the Award Agreement to deliver the Shares or payments in lieu of or with respect to the Restricted Stock Units; provided, however, that the existence of such trusts or other arrangements is consistent with the unfunded status of the arrangement.

(e)	Governing Law. To the extent that federal laws do not otherwise control, this Restricted Stock Unit Agreement and all determinations made or actions taken pursuant hereto shall be governed by the laws of the State of California, without regard to the conflict of laws rules thereof.

(f)	Severability. If any provision of this Restricted Stock Unit Award Agreement or the application of such provision to any person or circumstances is held invalid or unenforceable, the remainder of this Restricted Stock Unit Award Agreement, or the application of such provision to persons or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby.

(g)	Other Plans. Nothing contained in this Award Agreement shall prohibit the Company from establishing additional incentive compensation arrangements with the Employee.

(h)	Notice. Any notice to be given to the Company pursuant to the provisions of the Award Agreement shall be addressed to the Company in care of its Secretary (or such other person as the Company may designate from time to time) at its principal office, and any notice to be given to the Employee shall be delivered personally or addressed to him or her at the address on file with the Company, or at such other address as the Employee or his or her transferee (upon any permitted transfer) may hereafter designate in writing to the Company. Any such notice shall be deemed duly given when enclosed in a properly sealed envelope or wrapper addressed as aforesaid, registered or certified, and deposited, postage and registry or certification fee prepaid, in a post office or branch post office regularly maintained by the United States Postal Service. It shall be the obligation of the Participant holding Shares issued pursuant to this Award Agreement hereunder to provide the Secretary of the Company, by letter mailed as provided hereinabove, with written notice of his or her direct mailing address.

(i)	[Language: Tekelec and you expressly request that this Agreement be drafted in English. Tekelec et vous-même avez expressément requis que cette entente soit rédigée en anglais.]
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